May 12, 2022

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	CBL & Associates Properties, Inc. (the “Registrant”)

Registration Statement on Form S-11, File No. 333-264769

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective on May 13, 2022 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.

Very truly yours,

CBL & ASSOCIATES PROPERTIES, INC.

By: /s/ Jeffery V. Curry

Name:Jeffery V. Curry

Title:Chief Legal Officer and Secretary

CBL Properties | CBL Center, Suite 500 | 2030 Hamilton Place Boulevard | Chattanooga, TN 37421-6000 | 423.855.0001 | cblproperties.com